Exhibit 12.1

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

	Year Ended September 30,
	2001	2002	2003	2004	2005
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	529,181	252,694	275,672	520,737	653,347
Fixed charges	36,634	33,558	43,478	47,922	41,107
Amortization of capitalized interest	979	1,197	1,765	1,524	1,582
Deduct:
Interest capitalized	1,942	2,739	629	787	1,215
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	6,803	4,916	5,080	2,286	3,725

Earnings, as defined	575,539	295,104	326,624	573,256	700,976

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	15,224	11,718	16,577	17,176	12,166
Amortized premiums, discounts and capitalized interest related to indebtedness	1,177	3,159	6,456	6,389	3,671
Estimate of interest within rental expense	20,233	18,681	20,445	24,357	25,270

Fixed charges, as defined	36,634	33,558	43,478	47,922	41,107

Fixed charge ratio	15.71	8.79	7.51	11.96	17.05